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SEC FILE NUMBER
8-51916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHELSEA MORGAN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

242 MAIN STREET
(No. and Street)

STATEN ISLAND	NY	10307
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN PISAPIA	718-967-8400	JPISAPIA@CHFS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

2010 PIONEER COURT	SAN MATEO	CA	94403
(Address)	(City)	(State)	(Zip Code)

	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN PISAPIA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHELSEA MORGAN SECURITIES, INC. _____, as of DECEMBER 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Dierdre Steinhaus Ainbinder

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 27

Signature: _____

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

Financial Statements and Supplemental Schedules

December 31, 2025

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

December 31, 2025

Table of Contents

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	11
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SCHEDULE II - INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS	13
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	13
EXEMPTION REPORT	14
INDEPENDENT AUDITORS' REPORT ON EXEMPTION REPORT	15-16
INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION	17-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chelsea Morgan Securities Inc. (dba Chelsea Financial Services)
242 Main Street, Staten Island, NY 10307

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities Inc. (dba Chelsea Financial Services) (the "Company") as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3, and Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a- 5. In our opinion, Schedule I-Computation of Net Capital Under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3, and Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
PCAOB ID. No. 1171
We have served as the Company's auditor since 2017.
San Mateo, CA
March 2, 2026

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	419,674
Commissions receivable		320,687
Clearing deposit at broker		26,436
Prepaid expenses		117,396
Rent deposit		1,100
Intangible assets, net of accumulated amortization		17,400
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation, and right of use assets, net		8,758
TOTAL ASSETS	$	911,451

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	559,656
Note payable		41,500
TOTAL LIABILITIES		601,156

Commitments and contingent liabilities

Stockholder's equity		
Common stock, par value $0.01, 1,000 shares authorized, issued and outstanding		10
Paid-in capital		136,990
Retained earnings		173,295
Total stockholder's equity		310,295
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	911,451

The accompanying notes are an integral part of these financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF INCOME
For the Year Ended December 31, 2025

Revenues:		
Commission	$	7,358,026
Rebates		304,310
Interest income		222,408
Other income		792
Total Revenue		7,885,536
Expenses:		
Commission expense		4,916,490
Payroll and employee benefits		1,659,475
Travel and entertainment		128,102
Occupancy		161,083
Clearing fees		138,892
Communications and technology		128,986
Insurance		34,905
Professional fees		121,974
Regulatory fees		88,573
Maintenance and repairs		4,225
Office supplies and expenses		22,065
Depreciation		2,912
Amortization		600
Interest		347
Other		63,319
Total Expenses		7,471,948
Operating Income		413,588
State and local taxes		20,275
Net Income	$	393,313

The accompanying notes are an integral part of these financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Totals
	Shares	Amount			
Balances at January 1, 2025	1,000	$ 10	$ 136,990	$ 87,667	$ 224,667
Distribution to shareholder	-	-	-	(307,685)	(307,685)
Net income	-	-	-	393,313	393,313
Balances at December 31, 2025	1,000	$ 10	$ 136,990	$ 173,295	$ 310,295

The accompanying notes are an integral part of these financial statements.

4

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	393,313
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,912
Amortization		600
Gain on disposal of copier		(548)
Increase in commissions receivable		(107,434)
Increase in clearing deposit at broker		(166)
Increase in prepaid expenses		(62,834)
Decrease in arbitration receivable		7,338
Increase in accounts payable and accrued expenses		59,827
Increase in note payable		41,500
NET CASH PROVIDED BY OPERATING ACTIVITIES		334,508

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets		(9,892)
Purchase of client list		(18,000)
NET CASH USED IN INVESTING ACTIVITIES		(27,892)

CASH FLOWS FROM FINANCING ACTIVITIES:

Payment of finance lease		(1,519)
Capital distributions		(307,685)
NET CASH USED IN FINANCING ACTIVITIES		(309,204)

NET DECREASE IN CASH		(2,588)
CASH - Beginning of the year		422,262
CASH - End of the year	$	419,674

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:

Interest	$	347
Taxes	$	17,275

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (the "Company"), a New York S Corporation formed in 1999, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's principal address is 242 Main Street, Staten Island, NY 10307.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Cash

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight-line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

A significant estimate included in the financial statements relates to the determination of the useful life of the acquired customer list recognized as an intangible asset. Management applied judgment in estimating that the customer list will provide economic benefits over a 15-year period, considering factors such as customer retention expectations, historical experience, and industry considerations. The customer list is amortized on a systematic basis over the estimated useful life, and changes in these assumptions could materially affect amortization expense in future periods.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Revenue Recognition Standard"), which outlines a single comprehensive model for entities to use in

6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the Revenue Recognition Standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contains the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The Revenue Recognition Standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the revenue-generating transactions with its customers.

Commission

Commission income represents fees and is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Private placement fees

Private placement revenue represents placement fees earned in connection with the offering and sale of securities issued by third-party issuers. The Company acts as a placement agent and earns a commission based on a fixed percentage of the capital raised, as specified in the applicable selling or placement agreements. Revenue is recognized when the underlying transaction is completed, the offering has closed, and the Company has no further performance obligations, and collection is reasonably assured.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to operating lease liability. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in accrued expenses in the Company's statement of financial condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements that are one year or less in length, the Company exercises the exemption under ASC 842 which for the Company is the lease of its primary business address. The annual lease expense did vary materially from the prior year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Adoption of new accounting standards

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reporting segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 required incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one reporting segment. For further discussion refer to Footnote 10, Reportable Segments.

Recent Accounting Pronouncements

Financial Instruments – Credit Losses

In November 2019, the FASB issued ASU 2019-11, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which is stated in the previous paragraph. The amendments in this update clarify or address stakeholders' specific issues about certain aspects of the amendments in Update 2016-13 as described in the following. The amendments clarify that the allowance for credit losses for Purchased credit-deteriorated (PCD) assets should include in the allowance for credit losses expected recoveries of amounts previously written off and expected to be written off by the entity and should not exceed the aggregate of amounts of the amortized cost basis previously written off and expected to be written off by an entity. In addition, the amendments clarify that when a method other than a discounted cash flow method is used to estimate expected credit losses, expected recoveries should not include any amounts that result in an acceleration of the noncredit discount. An entity may include increases in expected cash flows after acquisition. The amendments provide transition relief by permitting entities an accounting policy election to adjust the effective interest rate on existing troubled debt restructurings. (TDRs) using prepayment assumptions on the date of adoption of Topic 326 rather than the prepayment assumptions in effect immediately before the restructuring. The amendments in this update extend the disclosure relief for accrued interest receivable balances to additional relevant disclosures involving amortized cost basis. The amendments clarify that an entity should assess whether it reasonably expects the borrower will be able to continually replenish collateral securing the financial asset to apply the practical expedient. The amendments also clarify that an entity applying the practical expedient should estimate expected credit losses for any difference between the amounts of the amortized cost basis that is greater than the fair value of the collateral securing the financial asset (that is, the unsecured portion of the amortized cost basis). An entity may determine that the expectation of nonpayment for the amount of the amortized cost basis equal to the fair value of the collateral securing the financial asset is zero. The amendment to Subtopic 805- 20, Business Combinations— Identifiable Assets and Liabilities, and any Noncontrolling Interest, clarifies the guidance by removing the cross-reference to Subtopic 310-30 in paragraph 805-20-50-1 and replacing it with a cross reference to the guidance on PCD assets in Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard.

Accounting for Income Taxes

In December 2019, the FASB issued a new standard to simplify accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates. and clarifies the accounting for transactions that result in a step-up on the tax basis of goodwill. Management has determined that the adoption of this new pronouncement will not have a material impact on the Company's financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2025, the Company had net capital of $165,641, which was $125,564 in excess of its required net capital of $40,077. The Company's ratio of aggregate indebtedness to net capital was 3.63 to 1.

NOTE 5 – CUSTOMER LIST AND AMORTIZATION

During 2025, the Company acquired a Customer List of approximately four hundred (400) clients for $18,000, from an unrelated third party. To maintain good customer relations, the Company hired the brokers that served the client list purchased. The customer list is being amortized over a 15-year useful life because the Company's policy is to focus on Long Term Customer Engagement, which allows it to maximize revenue and reduce acquisition costs. The Company evaluated the Customer List for impairment at 12/31/2025 and determined there is no impairment as the customers acquired generated commissions and gross profit more than at least 3 times the list value. Amortization expense for the year ended December 31, 2025, was $600.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases office space annually from a company owned by its President. The lease has been renewed for 2026. The Company paid rent of $101,000 to the related party in 2025. The Company also leases back-up office space approximately 12 miles from New York City, under its Business Continuity Plan, from its President, in the event of significant business disruption in the New York City area. This one-year lease is effective January 1, 2026, and is renewable by the Company. The annual rent for the lease will be $60,000 for 2026.

NOTE 7 – FIXED ASSETS

Fixed asset expenditures are recorded at cost. Furniture and equipment are depreciated on a straight-line method over the estimated useful lives of the assets ranging from 5-7 years. Depreciation expense for the year ended December 31, 2025 was $2,912. The following summarizes the fixed assets at December 31, 2025:

Computers and equipment	$ 37,098
Furniture and fixtures	2,905
	40,003
Less: accumulated depreciation	31,245
	$ 8,758

NOTE 8 – OFF BALANCE SHEET RISK

The Company has one single clearing house. In the event that the clearing house becomes insolvent, the Company's business may be adversely affected. Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In accordance with the clearing agreement, the Company is required to place a deposit in the amount of $25,000 that remains in the custody of the clearing broker as long as the agreement is in force. As of December 31, 2025, the deposit amount was $26,436.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

<u>Leases</u>

In November 2025, the Company entered into a lease agreement for office space with two related parties for the length of one year. These leases commence on January 1, 2026. In May 2023, the Company entered into a lease agreement for office space in Wichita, Kansas, on a month-to-month basis. The Company also rents space at a storage facility. Related party rental expense for the year ended December 31, 2025, was $101,000.

<u>Legal Proceeding</u>

As of the balance sheet date, the Company is not subject to any material legal or regulatory proceedings. Management is not aware of any pending or threatened matters that would require accrual or disclosure in the accompanying financial statements.

NOTE 10 – PENSION PLAN

The Company has a 401(k)-pension plan at ADP. Employees are eligible to enroll after they have been with the Company for one year. The employees' contributions are immediately vested. The Company makes matching contributions up to 6% which are vested over a three-year period. Matching contributions for the year ended December 31, 2025, were $39,902.

NOTE 11 – REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker dealer. The Company has identified its owner and President as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess capital (See Note 4) which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information on the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2025, for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through March 2, 2026, the date the financial statements were available to be issued. The Company did not identify any subsequent events that require adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2025

NET CAPITAL:			
Stockholder's equity		$	310,295
Less non-allowable assets and deductions:			
Intangible assets at cost, net	17,400		
Furniture, equipment and leasehold improvements at cost, net	8,758		
Prepaid expenses	117,396		
Rent deposit	1,100		
			144,654
NET CAPITAL		$	165,641
Minimum Net Capital Required (6.67% of aggregate indebtedness)		$	40,077
Minimum Net Capital Dollar Requirement		$	5,000
Minimum Net Capital Required		$	40,077
Excess Net Capital ($165,641 - $40,077)		$	125,564
AGGREGATE INDEBTEDNESS, total liabilities		$	601,156
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	601,156		
NET CAPITAL	165,641		363%

RECONCILIATION OF FIRST FOCUS IIA TO FINAL PRE-AUDIT FOCUS IIA

NET CAPITAL COMPUTED ON FIRST FILED FOCUS IIA, December 31, 2025	$	164,800
AMENDMENTS		
Increase in Equity		59,487
(Decrease) in Non-Allowable Assets		(58,646)
NET CAPITAL COMPUTED IN FINAL FILED FOCUS IIA	$	165,641
RECONCILED DIFFERENCE	$	-

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS

AND

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2025

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

CHELSEA MORGAN SECURITIES, INC.
242 MAIN STREET
STATEN ISLAND, NEW YORK 10307

SEC Rule 15c3-3(k) Exemption Report
For year ended December 31, 2025

Chelsea Morgan Securities, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Chelsea Morgan Securities, Inc.

I, John Pisapia, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

_____
John Pisapia, President

<u>March 2, 2026</u>
Date

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2025

WWC, P.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chelsea Morgan Securities, Inc. (dba Chelsea Financial Services)
242 Main Street, Staten Island NY 10307

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, for the year ending December 31, 2025, in which (1) Chelsea Morgan Securities, Inc. (dba Chelsea Financial Services) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Company claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) and (2) the Company stated that Chelsea Morgan Securities, Inc. (dba Chelsea Financial Services) met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company's auditor since 2017.

San Mateo, CA
March 2, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

16

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2025

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Chelsea Morgan Securities Inc. (dba Chelsea Financial Services)
242 Main Street, Staten Island, NY 10307

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Chelsea Morgan Securities Inc. (dba Chelsea Financial Services) (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. The Company's management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1.) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2.) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.

3.) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4.) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5.) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WWC, P.C.

WWC, P.C.
Certified Public Accountants

PCAOB ID No. 1171
We have served as the Company's auditor since 2017.

San Mateo, CA
March 2, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2025

Total revenue (FOCUS Line 12/Part IIA Line 9)	$ 7,885,536
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions	138,892
Revenues from the distribution of shares of a registered open end investment company and from the sale of insurance	4,908,214
Total deductions	5,047,106
SIPC net operating revenues	$ 2,838,430
SIPC general assessment at .0015	$ 4,258
Less: payments	2,072
Assessment balance due	$ 2,186